

March 2, 2011

Joel Ackerman
Chief Executive Officer and Secretary
Champions Biotechnology, Inc.
855 North Wolfe Street, Suite 619
Baltimore, MD 21205

      Re: Champions Biotechnology, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed March 1, 2011
              File No. 000-17263

Dear Mr. Ackerman:

      We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

                          Sincerely,

                          Jeffrey Riedler
                          Assistant Director

cc: Hillel Tendler
        Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
        27th Floor
        One South Street
        Baltimore, MD 21202-3282